Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation of our report dated September 30, 2022, except for Note 28 for which the date is November 18, 2022 in the Registration Statement on Form F-1, under the Securities Act of 1933 (File No. 333-          ) with respect to the consolidated statements of financial position of CytoMed Therapeutics Pte. Ltd and its subsidiaries (the “Company”) as of December 31, 2020 and 2021, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes included herein.

We also consent to the reference to our firm under the heading “Experts” in the Registration Statement.

San Mateo, California	WWC, P.C.
November 18, 2022	Certified Public Accountants
PCAOB ID No. 1171